Exhibit 9(g)
                      NON-12b-1 SHAREHOLDER SERVICES PLAN

                                       OF

                               THE RBB FUND, INC.

                     (Sansom Street Tax-Free Money Shares)

                  Section 1. Upon the recommendation of Planco Financial Services, Inc., the distributor (the "Distributor") of shares of Class J Common Stock of The RBB Fund, Inc., par value $.001 per share (the "Class J Shares"), any officer of The RBB Fund, Inc. (the "Fund") is authorized to execute and deliver, in the name and on behalf of the Fund, written agreements, in substantially the form attached hereto or in any other form duly approved by the Fund's Board of Directors ("Servicing Agreements"), with shareholders of record, other than broker/dealers, that are banks that are affiliated with PNC Financial Corp ("Service Organizations") of the Fund's Class J Shares. Such Servicing Agreements shall require the Service Organizations to provide certain support services on behalf of the Fund as set forth therein to their clients who beneficially own Class J Shares in consideration of a fee, computed daily and paid monthly in the manner set forth in the Servicing Agreements, at the annual rate not to exceed .25% of the average daily net asset value of Class J Shares held by the Service Organizations on behalf of their clients. All expenses incurred by the Fund in connection with the Servicing Agreements and the implementation of this Non-12b-1 Shareholder Services Plan ("Plan") shall be borne entirely by the holders of Class J Shares.

                  Section 2. The Distributor shall monitor the arrangements pertaining to the Fund's Servicing Agreements with Service Organizations in accordance with the terms of the Distributor's distribution agreement with the Fund pertaining to Class J Shares. The Distributor shall not, however, be obligated by this Plan to recommend, and the Fund shall not be obligated to execute, any Servicing Agreement with any Service Organization.

                  Section 3. So long as this Plan is in effect, the Distributor shall provide to the Fund's Board of Directors, and the Directors shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

                   Section 4. This Plan shall become effective as of August 16, 1988 upon the approval of the Plan (and the form of Servicing Agreement attached hereto) by a majority of the Funds Directors who are not "interested persons" as defined in the Investment Company Act of 1940 (the "Act") of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any Servicing Agreements or other agreements related to this Plan (the "Disinterested Directors"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan (and form of Servicing Agreement.)

                  Section 5. Unless sooner terminated, this Plan shall continue until August 16, 1989, and thereafter shall continue automatically for successive annual periods ending on August 16, provided such continuance is approved at least annually in the manner set forth in Section 4.


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                  Section 6. This Plan may be amended at any time by the Fund's
 Board of Directors, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in Section 4.

                  Section 7. This Plan is terminable at any time by vote of a majority of the Disinterested Directors.

                  Section 8. While this Plan is in effect, the selection and nomination of those Directors who are not "interested persons" (as defined in the Act) of the Fund shall be committed to the discretion of such Directors who are not "interested persons" (as defined in the Act) of the Fund.

                  Section 9. The Fund has adopted this Non-12b-1 Shareholder Services Plan as of August 16, 1988.